SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

The Company hereby informs its shareholders and the market in general that received, on May 17, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 203/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper Valor Econômico under the title "Eletrobras's asset sale can accelerate with Temer" as transcribed at the end of this notice.

In response to the Office in question, the Company clarifies the following:

1. As regards the sale of assets of Eletrobras, the Company informs that on December 28, 2015, the 164th Extraordinary General Meeting of Eletrobras decided the sale of control of CELG Distribuidora SA ("CELG D"), which it is in progress and is already publicly known, due to many market announcements made by the Company concerning this issue;

2. In addition, as market announcements of January 13, 2016 and January 22, 2016, as well as contents of the Management Proposal for the 164th General Shareholders' Meeting, the Board of Directors opined in the sense of the renewal of concessions of Eletrobras distribution companies called Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, subjected to a capitalization to be made directly by the Federal Government and also the immediate sale of those distribution companies. Whereas the decision on the renewal of such concessions was postponed by the 164th Extraordinary General Meeting, Eletrobras is conducting new studies, by an independent firm to evaluate these distribution companies and the conditions under which could renew its concessions, to submit the matter to the new Extraordinary General Meeting to be convened within the period established in Provisional Measure No. 706, of December 28, 2015.

3. The Company has routine evaluation of all its projects and new business opportunities as well as divestments.

Rio de Janeiro, May 18, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

[Free translation of the Official Letter CVM 203/2016/CVM/SEP/GEA-1]

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper Valor Econômico, under the heading " Sale of assets of Eletrobras can accelerate with Temer ", which contains the following statement:

We refer to the news published today in the newspaper “Valor Econômico”, under the heading "Sale of assets of Eletrobras can be accelerated with Temer" in which are contain the following statements:

The new government of interim President Michel Temer and the management of mines and energy minister, Fernando Coelho Filho, can accelerate the sale of Eletrobras assets, according to two sources close to the command of the state. According to them, besides the strategy already announced of distributors sales, starting with CELG Distributor (CELG D), the company already has internal studies for the sale of stakes in power plants and transmission lines.

[...]

Regarding the other six distributors of Eletrobras, located in the North and Northeast, the official position of the state's Board of Directors is the sale of these companies. For this, the Board argues that, firstly, it made a capital increase in these companies, in which the Federal Government would make the contribution of R$ 6 billion.

[...]

The most complicated situation is related to Eletrobras, which has shares traded in Brazil and the United States. According to the newspaper report "O Globo", the government is willing to get rid hundreds of shares of the state utility company in other companies and special purpose companies. "Eletrobras will face problems with CVM," warned an authority that knows about the subject.

MARKET ANNOUNCEMENT

2.       In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact.

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.